Mail Stop 3561

March 5, 2007

Arden A. Kelton, PhD
Qualsec
1770 N. Research Pky., Suite 181
North Logan, Utah 84341

      Re: Qualsec
              Amendment No. 1 to Offering Statement on
              Form 1-A
              Filed on February 1, 2007
              File No. 24-10160

Dear Mr. Kelton:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II – Offering Circular

Risk Factors, page 5

1.   We repeat in part comment one of our letter dated January 10, 2007. Please revise this section of the offering to address more fully certain risks related to the company's early state of development and those related to its common stock, including:

- the company's sole dependence on a technological device that has yet to be developed;

- the possibility that the company will be unable to "engineer the design for manufacturing;"

- the possibility that, if a third party agrees to manufacture the device, it may not perform its obligations as expected and/or that other unforeseen problems may arise;

- the ethically sensitive and controversial issues that may surround the product, such as invasion of privacy and search and seizure, that could become the subject of legislation or regulations that could materially restrict the company's operations;

- the possibility that defects in the device could give rise to product liability claims;

- the rapidly changing technology and evolving standards in the company's market;

- the possibility that a patent application, if filed, is denied;

- the company's lack of operational history and the resulting inability of potential investors to evaluate the company's activities and prospects for profitable operations;

- the lack of assurance that any or all of the shares will be sold;

- the lack of an escrow account and a minimum offering; and

- the lack of a trading market for the company's securities.

2. We also repeat in part comment three of our previous comment letter dated January 10, 2007. Please further discuss the gap between the funds that the offering could raise -- at the most, $300,000 in gross proceeds – compared to the approximately $5 million that Qualsec needs to bring its product to market.

Risks Related to the Common Stock, page 6

3.   Please state that there is no public market for the securities of the company. We
note the statement that, "QualseSec will apply for trading initially on the Pink
Sheets LLC, but listing approval is not guaranteed and could require months."
Please revise and describe the Pink Sheets and its operations in more detail. See,
e.g., http://www.pinksheets.com.

4.   If Qualsec has located or intends to have a registered broker dealer act as a market
maker in its securities, please describe the steps that it has taken and/or plans to
take in this regard.

5.   Please revise the first paragraph to explain why the common stock of Qualsec is –
rather than "is likely to be" -- a penny stock as that term is defined in Rule 3a51-1
adopted under the Securities Exchange Act of 1934. State the requirements under
the rules for broker-dealers who recommend penny stocks to persons other than
institutional accredited investors.

6.   Explain what is meant in the second paragraph by "[f]uture financings of
QualSec's common stock." Explain also how such financings may lower the
trading price of the securities.

7.   Please explain what is meant by the statement in the third paragraph that, "The
terms for any potential follow-on offering might be extremely dilutive to the
purchasers in this offering." The fourth paragraph also appears to address an
offering subsequent to this one. However, it is not clear how there could be a
"potential follow-on offering" if the company is unable to develop the proposed
device or to remain in operations once it does. Please clarify. See also page 18 of
the offering circular ("We will need an additional $4,500,000 to meet our funding
requirements over the next 18 months from completion of this offering. We do
not have any agreement or arrangement for such funds and expect to sell
additional debt or equity securities to obtain those funds.").

Business and Properties, page 7

General

8.   Section 3(a) directs the issuer, in relevant part, to describe the product that it will
produce. Section 3(b) directs the issuer to discuss whether the company plans to
offer a new product(s). The offering circular does not provide sufficient
information for an investor to understand the product, still less to determine
whether it will be novel. The offering circular merely states on page 7 that the
product will be an "electronic olfactory device" that will have four functions: air
circulation, interaction of the testing compound with the airborne chemicals;
analysis of the results; and reporting of results. Please revise.

9.   Please describe the rights that the company has to the proprietary technology. Does the company have full ownership of the technology? Are there any agreements between the company and any person regarding the company's rights to the technology? Please describe how the company and/or such related persons have developed the proprietary technology. Also, as mentioned elsewhere, clearly distinguish how your technology is different from similar electronic olfactory devices and discuss what technology still needs to be developed in order to complete the prototype. Specifically describe the present stage of development of the prototype and/or the technology to construct it.

10.   It is not clear what compounds the Qualsec device will be able to detect, or who the potential purchasers of the device may be, when it is first produced and brought to market. The offering circular seems to indicate that device, when first manufactured, will have the capacity solely to detect explosives and will have to be customized for any other use. However, there is a suggestion on page 9 that the device, once manufactured, will be able to:

- Test for disease in livestock;

- Screen individuals for (i) lung cancer, (ii) other diseases of the lung, (iii) nutritional deficiencies, (iv) smoking and (v) viral deficiencies;

- Detect spoilage and other characteristics of food that relate to quality control in the food processing industry;

- Enable law enforcement personnel to detect illegal drugs and "drug use by suspects;" and

- Detect the leakage of harmful substances into the environment.

Please state whether each specific use cited above will be available when the device is first manufactured. Please note, with respect to any subsequent modification to the device, that the issuer should "have a reasonable basis to believe that it will actually occur within the foreseeable future." See general instructions to Offering Circular Model A.

11.   As a related matter, please revise the offering circular to elaborate upon a comparison of the proposed Qualsec product with specific products, particularly compact and/or handheld ones that are now being marketed or are known to be under development, for the detection of a specific compound(s). We note that the general absence of specific information in this regard is not remedied by the references to a couple of competitors and/or products, including GE Security and the "puffer portals" of Smiths Detection, see page 8, and Explosive Trace Detection Machines and a technology to detect explosives that is under

development by L-3 Communications Holdings Inc., see page 9.

Please describe the specific features that would distinguish the Qualsec product from competing products. Identify and describe the specific companies with which Qualsec will compete if it brings its product to market. Explain why Qualsec believes that it will be an effective competitor in its market. See the instructions to Section 3(c) (requiring, among other things, comparison of company's products with those of competitors, indication of relative size and financial market strengths of competitors; statement of why company will be able to compete effectively).

12.   Given that the company has yet to develop a working model of the proposed device, which may be novel in some respects, please explain the statement on page 7 that, "Design and manufacture of the product will be possible under existing manufacturing technology and processes." See also page 8 ("development of a working model is not expected to present any novel engineering or design issues."). We have additional comments below.

13.   Please clarify the discussion of the "design process" on pages 8 and 9. We note the statement on page 12 that, "Qualsec will divide the four functions of the device into several design teams to which the design work will be contracted out." Please elaborate upon this plan and identify the "design teams" or potential "design teams." Add a risk factor. Also, the use of proceeds table in Item 9(a) on pages 16-17 shows that $140,000 will be used for "engineering." Please state whether this amount will be used to employ the "design teams."

14.   Clarify the nature of "these materials [that] are already standardized and are in use" for the detection of explosives (presumably compounds) by Homeland Security, referenced on page 8. Given that Homeland Security is currently able to detect explosives with "these materials," please explain why Qualsec seeks to develop a device that would perform the same task.

15.   The offering circular states on page 8 that, "QualSec will design a software interface to report the test results to the user." We note, however, that the offering circular states on page 12 that QualSec will contract out the design work. Please discuss the apparent inconsistency.

16.   Please explain QualSec's believe that "… it will require an additional six months [after development of a prototype] to complete a manufacturing design and find a suitable manufacturer." Discuss in this regard the statement on page 13 that, "Every component [of the Qualsec device] will have to be sourced and/or redesigned for manufacturing."

17.   Please discuss how the company intends to search for suitable suppliers of components and manufacturers. Identify potential candidates, if possible, and

state whether the company has had any preliminary discussions with any of them.

18.   We note the statement on page 10 that, "We believe that our product could revolutionize airport security testing for liquids and gels." Considering the company has not developed a prototype, please provide a reasonable basis for the statement or remove. See also the statements that, "We believe our device will be more accurate and less costly" and "With respect to the medical conditions the device can test, we expect it will be quicker, less expensive and much less invasive."

19.   We note your response to comment eight from our previous letter and we reissue the comment. It seems that the entire business is dependent upon the company completing a successful prototype. Without disclosing proprietary information, please discuss the steps the company will take to complete the prototype. It appears that this information would be important to investors. Please provide a detailed description of each milestone, expected manner of occurrence or method of achievement, and, for each milestone, the date or number of months after receipt of proceeds when the milestone should be accomplished. Please specifically include the amount of proceeds required for each milestone. In addition, state the probable consequences to the company of delays in achieving each of the events or milestones within the stated time schedule, as required by question 4(b).

Use of Proceeds, page 16

20.   We note that the company expects to spend $140,000 towards engineering. In this section and in the business section, please explain the engineering costs in more detail, e.g., name of the engineers and what they will do. Also revise the milestone section accordingly.

21.   Please explain the $60,000 marketing costs.

22.   It appears if Qualsec receives gross proceeds of $300,000 from the offering, it intends to use almost a third of the amount i.e., $95,000, for "general and administrative uses." Please provide further information concerning expenditures in this category.

23.   Please add the $80,000 amount of gross proceeds that will be used to repay Mr. Hand for funds advanced to Qualsec, i.e., $80,000 as of January 15, 2007, to the categories listed in the table.

24.   We note the disclosure on pages 17 and 18 that "this payable will become a note of 8% convertible into common stock at 75% of the initial trading price of Qualsec common stock" and "[t]o the extent Mr. Hand has advanced funds to Qualsec, he will be repaid form the offering." It appears that the note was

commenced in a private placement offering. That private placement would also be used to cover the conversion of the note. The Regulation A offering would not be available for the conversion of the note, since the transaction was not commenced pursuant to Regulation A. Please revise the disclosure accordingly.

25.   Please clarify the meaning of the statement on page 17 that Mr. Hand "has agreed to bridge the entire $300,000 to the extent that the offering is not raised." We note that the loan agreement was listed on the index to exhibits but was not filed. Please include a copy of the loan agreement with the next amendment. We may have further comment.

        Part III – Exhibits

26.   We note that the index to exhibits lists several exhibits as filed with the original filing. However, it appears that no exhibits were filed with the original filing. Please file all exhibits with the next amendment.

* * * * * *

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for a qualification date of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant a qualification date.

        Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

Please contact Cathey Baker at (202) 551-3326 or Thomas Kluck at (202) 551-3233 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Jehu Hand, Esq.
Fax: (949) 489-0034